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[VERSANT LETTERHEAD]

FOR IMMEDIATE RELEASE

Versant Contact: Lee McGrath, Chief Financial Officer Versant Corporation 1-800-VERSANT 510-789-1500 lmcgrath@versant.com	Filed by Versant Corporation
Pursuant to Rule 425 Under the
Securities Act of 1933 And
Deemed Filed Pursuant to Rule 14a-12
Under the Exchange Act of 1934
Subject Company: Poet Holdings, Inc.
Commission File No. 000-28017

Versant IR Contact:
Scott Liolios
Liolios Group, Inc.
949-574-3860
 scott@liolios.com

Versant Announces Date of Shareholder Meeting to Vote on
Merger with Poet Holdings

Versant Distributes Proxy Statement, Prospectus and Other Information

        Fremont, California, February 9, 2004 - Versant Corporation (NASDAQ: VSNT), an industry leader in data management and integration for the real-time enterprise, today announced that it will hold a special meeting of its shareholders on March 17, 2004, for the purpose of approving its previously announced proposed merger with Poet Holdings, Inc. (Prime Standard, ISIN: US7304471094) and related proposals. The special meeting of shareholders will be held at 10:00 a.m., Pacific Standard Time, at Versant's headquarters located at 6539 Dumbarton Circle, Fremont, California.

        "I am extremely pleased that we are positioned to move forward with this highly strategic transaction. We are now at the point to formally present this opportunity to our collective shareholders," commented Nick Ordon, president and chief executive officer of Versant. "Both companies have continued to work closely since the proposed transaction was announced, and our optimism continues to grow regarding the combined company that will be jointly created and the value that will be collectively built. We strongly recommend this transaction be supported."

        Versant also announced that on February 4, 2004, the Securities and Exchange Commission declared effective the company's registration statement on Form S-4 containing the proxy statement/prospectus/information statement relating to the proposed Poet merger. The joint proxy statement/prospectus/information statement has been mailed on or about February 6, 2004 to Versant shareholders of record at the close of business on January 20, 2004. The document is also being mailed to stockholders of Poet Holdings in connection with the Poet stockholder meeting being held to consider the merger. Versant shareholders are urged to read the proxy statement when it becomes available, because it will contain important information.

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 6539 Dumbarton Circle • Fremont • CA 94555 • USA • Main: (+1) 510 789 1500 • Fax: (+1) 510 789 1515

About Versant Corporation

        Versant Corporation (NASDAQ: VSNT) is an industry leader in data management and integration software for the real-time enterprise. Using Versant's solutions, customers cut hardware costs, speed and simplify development, significantly reduce administration costs and deliver products with a huge competitive edge. Versant's solutions are deployed in a wide array of industries including telecommunications, financial services, transportation, manufacturing, and defense. With over 5,000 installations, Versant has been a highly reliable partner for over 14 years for Global 2000 companies such as British Airways, US Government, Financial Times, Tyco International, IBM, and MCI. Versant has signed a definitive agreement to merge with Poet Holdings, Inc., (Prime Standard, ISIN: US7304471094), a public company listed on the Frankfurt Stock Exchange. For more information, call 510-789-1500 or visit www.versant.com.

Forward-Looking Statements Involve Risks and Uncertainties

        This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934, and is subject to the safe harbor created by those sections. These forward-looking statements include those statements in this press release related to the potential performance of Versant and its value following completion of the proposed merger with Poet Holdings. These forward-looking statements are subject to numerous and significant risks and uncertainties, which may cause actual events or operating results for the combined company and its value to differ materially from the performance and results or value discussed in or anticipated by the forward-looking statements. Such differences can arise as a result of various factors, including but not limited to changes in the economic environment, delays in or failure to consummate the merger; changes in business strategy, difficulties in effecting operating expense reductions, failures to realize planned merger synergies; the uncertainty of market demand and future customer adoption of the combined company's products, changes in cash flows or in operating margins for Versant's or Poet's products, litigation, failures to promptly modify each company's operations to attain cost-savings or other benefits, possible delays in the release of new products, the growth rates of certain market segments, pricing pressures, the competitive environment in the software industry, and the combined company's ability to penetrate markets, the combined company's ability to successfully manage its costs and operations and maintain its working capital. These and other related risks are described in more detail in Versant's filings with the Securities and Exchange Commission, including the Company's Form S-4 registration statement relating to the proposed Poet merger and the Company's most recent Reports on Form 10-K and 10-Q made with the Securities and Exchange Commission. The forward-looking statements included in this press release are made only as of the date of this press release, and Versant has no obligation to publicly update these forward-looking statements to reflect subsequent events or circumstances

Additional Information About the Merger and Where to Find It

        Versant has filed with the SEC a registration statement that includes a joint proxy statement/prospectus of Versant and Poet Holdings, and other relevant materials in connection with the transaction. The joint proxy statement/prospectus will be mailed to the stockholders of Versant and Poet. Investors and security holders of Versant and Poet are urged to read the joint proxy statement/prospectus and the other relevant materials when they become available because they will contain important information about Versant, Poet and the transaction. The registration statement, joint proxy statement/prospectus and other relevant materials and any other documents filed by Versant or Poet with the SEC, may be obtained free of charge at the SEC's web site at www.sec.gov. In addition, investors and security holders may obtain free copies of the documents filed with the SEC by Versant by contacting Versant Investor Relations, Versant Corporation, 6539 Dumbarton Circle, Fremont, CA 94555, 510-789-1500, info@versant.com, or contact the Liolios Group, 949-574-3860 scott@liolios.com Investors and security holders may obtain free copies of the documents filed with the SEC by Poet by contacting Poet Software GmbH 1065 E. Hillsdale Blvd., Suite 205, Foster City, CA 94404, 650-212 3100, info@poet.com.

        Versant and its executive officers and directors may be deemed to be participants in the solicitation of proxies from the stockholders of Versant and Poet in favor of the transaction. A list of the names of Versant's executive officers and directors, and a description of their respective interests in Versant, are set forth in the proxy statement for Versant's 2003 Annual Meeting of Shareholders, which was filed with the SEC on June 26, 2003, as well as in Versant's annual report on Form 10-K filed with the SEC on January 16, 2004 and Versant's registration statement on Form S-4 filed with the SEC on February 2, 2004. Investors and security holders may obtain additional information regarding the interests of Versant's executive officers and directors in the transaction by reading the joint proxy statement/prospectus when it becomes available.

        Poet Holdings and its executive officers and directors may be deemed to be participants in the solicitation of proxies from the stockholders of Poet and Versant in favor of the transaction. A list of the names of Poet's executive officers and directors, and a description of their respective interests in Poet, are set forth in Poet's Annual Report on Form 10K, which was filed with the SEC on March 31, 2003. Investors and security holders may obtain additional information regarding the interests of Poet's executive officers and directors in the transaction by reading the joint proxy statement/prospectus when it becomes available.

        Versant is a registered trademark of Versant Corporation in the United States and/or other countries.

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Versant Announces Date of Shareholder Meeting to Vote on Merger with Poet Holdings
Versant Distributes Proxy Statement, Prospectus and Other Information